UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Regulated Information

Management Change

June 3, 2014 – 8:00 a.m. CET

DELHAIZE GROUP APPOINTS DENIS KNOOPS AS CEO FOR DELHAIZE BELGIUM AND LUXEMBOURG

BRUSSELS, Belgium, June 3, 2014 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG) is announcing that Denis Knoops has been appointed as the new CEO for Delhaize Belgium and Luxembourg, effective immediately.

Denis Knoops has worked for Delhaize Group for 22 years, serving the company in a variety of commercial, operational, strategic, and real estate roles across Belgium, the United States, and Asia. Since 2006 he has been a member of the Delhaize Belgium Executive Committee where he was most recently responsible for leading the network of affiliates as well as new markets and real estate.

“Denis is a seasoned leader with a strong customer orientation and a thorough knowledge of both food retail and Delhaize Group”, said Frans Muller, President and Chief Executive Officer of Delhaize Group. “I want to congratulate him on becoming the new CEO of Delhaize Belgium and Luxembourg and look forward to working with him.”

Denis Knoops assumes the role immediately and succeeds Dirk Van den Berghe, who announced his resignation last week.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of the first quarter of 2014, Delhaize Group´s sales network consisted of 3 520 stores. In 2013, Delhaize Group posted €20.9 billion in revenues and €179 million in net profit (Group share). At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

Media Relations (Belgium): + 32 2 412 84 51

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, the expected effect of portfolio optimization, strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	June 4, 2014	By:	/s/ G. Linn Evans
G. Linn Evans Senior Vice President